UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding




Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares and ADRs made on Friday, 30 June 2006 under the Non-Executive Directors' Share Purchase Plan:-



Name of           No. of     Percentage   Price      Total Holding    Total Percentage
Director          Shares     of Issued    per        Following        Following
                  Purchased  Stock %      Share GBP  Notification     Notification %

David Arculus          495      0.00006     7.38              495            0.00006
Lord Burns             297     0.000037     7.38            6,014            0.00075
Ken Hydon              495      0.00006     7.38              495            0.00006
Reuben Mark             68     0.000008     7.38           16,976            0.00211
Vernon Sankey           68     0.000008     7.38            5,631            0.00070
Gurvirendra Talwar   1,172     0.000146     7.38           15,733            0.00196


Name of           No. of     Percentage   Price      Total Holding    Total Percentage
Director          ADRs       of Issued    per        Following        Following
                  Purchased  Stock %      ADR $      Notification     Notification %


Susan Fuhrman          389     0.000048   $13.67            3,070            0.00038



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 July 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary